Fuxing China Group Limited

October 31, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed September 9, 2024
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated September 18, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 4 to our Registration Statement on Form F-1 (“Amendment No. 4”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 9, 2024

Capitalization, page 56

1. We note your revision in response to prior comment 2 and reissue. Please replace the liabilities sections of the table with a debt section that only includes short and long term bank indebtedness (i.e., bank loan).

Response: In response to the Staff’s comments, we have revised our disclosure on page 57 of Amendment No.4 accordingly.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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